Mail Stop 3561

April 8, 2009

Richard W. Dreiling, Chief Executive Officer
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

> **Re:** **Dollar General Corporation**
> **Form 10-K for the Fiscal Year Ended February 1, 2008**
> **Filed March 28, 2008**
> **Form 8-K**
> **Filed July 12, 2007**
> **File No. 1-11421**

Dear Mr. Dreiling:

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2008

Exhibit Index, page 170

Exhibit 4.23

1. We note that you have incorporated by reference into your annual report the Credit Agreement dated July 6, 2007 filed as Exhibit 4.2 to your current report on Form 8-K filed on July 12, 2007. In the Table of Context to that Credit Agreement, it appears that the agreement contains certain schedules and exhibits that you did not file with the Credit Agreement or elsewhere. Please file an amended current report on Form 8-K that includes the schedules and exhibits to the Credit Agreement or tell us why it is not appropriate for you to do so.

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Richard W. Dreiling
Dollar General Corporation
April 8, 2009
Page 2

As appropriate, please amend your current report in response to is comment within 10 business days, or tell us by that time when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director